555 Belaire Ave., Suite 340

Chesapeake, Virginia 23320

Telephone: 757-410-2293

Facsimile: 757-257-8614 www.davislawplc.com

July 19, 2021

United States Securities and Exchange Commission Division of Corporation Finance

Office of Real Estate and Construction Washington, D.C. 20549

Attn: Pam Howell

Re: CR Global Holdings, Inc.

Offering Statement on Form 1-A CIK No. 0001828056

Dear Ms. Howell:

Davis Law, PLC has been retained to assist the Company in the filing of their offering circular (the “Offering Circular”). On behalf of CR Global Holdings, Inc., a Virginia Corporation, (the “Company”), we respectfully submit this letter requesting qualification of the Company’s offering statement.

Should you have any questions, please feel free to contact me.

Sincerely yours,

DAVIS LAW, PLC

cc: Chantel Ray Finch President

CR Global Holdings, Inc.